3 March 2014

National Grid plc
Board Appointment

National Grid today announces the appointment of John Pettigrew, UK Chief Operating Officer, as an Executive Director with effect from 1 April 2014. John will continue to be responsible for the UK Transmission Owner and UK Gas Distribution businesses of National Grid. Originally joining the company as graduate, during his 23 year career with National Grid, John has led UK Gas Distribution and spent time in the US as Chief Operating Officer of the Electricity Distribution and Generation businesses. Prior to that John held various senior management roles including Director of Asset Management and Director of Engineering Services within UK Transmission. He has been a member of the Executive Committee since July 2012.

Sir Peter Gershon, Chairman, said:
“I am very pleased to announce John’s promotion to the Board. John brings operational insight, relevant business skills and regulatory experience which are key to the sustainable development of National Grid. I warmly welcome him to the Board of National Grid.”

Steve Holliday, Chief Executive, added:
“John has a proven track record of leadership and performance delivery in the Company and will continue to focus on ensuring we provide safe and reliable gas and electricity networks, essential for the successful delivery of our strategy in the UK.”

CONTACTS

Investors
John Dawson Andy Mead George Laskaris Tom Hull	+44 (0)20 7004 3170 +44 (0)20 7004 3166 +1 718 403 2526 +1 718 403 2487	+44 (0)7810 831944 (m) +44 (0)7752 890787 (m) +1 917 375 0989 (m) +1 917 524 4099 (m)
Media Chris Mostyn	+44 (0)20 7004 3149	+44 (0)7774 827720 (m)
Gemma Stokes+44 (0)1926 655272		+44 (0)7974 198333 (m)
Brunswick Tom Burns Mike Smith Andy Rivett-Carnac	+44 (0)20 7404 5959 +44 (0)20 7396 3540 +44 (0)20 7936 1365

National Grid (LSE: NG; NYSE: NGG) is an electricity and gas company that connects consumers to energy sources through its networks. In Britain, we run the gas and electricity systems that our society is built on, delivering gas and electricity across the country. In the North Eastern US, we connect more than seven million gas and electric customers to vital energy sources, essential for our modern lifestyles. More information at www.nationalgrid.com and images available at www.flickr.com/photos/national—grid/sets

CAUTIONARY STATEMENT

This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control or estimate precisely, such as changes in laws or regulations, announcements from and decisions by governmental bodies or regulators (including the timeliness of consents for construction projects); the timing of construction and delivery by third parties of new generation projects requiring connection, breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches arising from the potentially harmful nature of its activities; network failure or interruption (and National Grid’s actual or perceived response thereto), the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change or due to unauthorised access to or deliberate breaches of National Grid’s IT systems or otherwise; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation projects (including the US financial system and process implementation); and customers and counterparties failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the loss of key personnel or the ability to attract, train or retain qualified personnel and any significant disputes arising with the National Grid’s employees or the breach of laws or regulations by its employees; and incorrect or unforeseen assumptions or conclusions (including financial and tax impacts and other unanticipated effects) relating to business development activity, including assumptions in connection with joint ventures. For further details regarding these and other assumptions, risks and uncertainties that may affect National Grid, please read the Strategic Review section and the ‘Risk factors’ on pages 176 to 178 of National Grid’s most recent Annual Report on Form 20-F and the ‘Principal Risks and Uncertainties’ disclosure in National Grid’s most recent Half Year Results Statement. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement.